Exhibit 99.5

Bezeq The Israel Telecommunication Corporation Ltd.
Separate Financial Information for Year ended
December 31, 2013

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Separate Financial Information as at December 31, 2013

Contents	Page

Auditors’ Report	2

Separate Financial Information
Information pertaining to Financial Position	3
Information pertaining to Profit or Loss and Comprehensive Income	5
Information pertaining to Cash Flows	6
Notes to the Separate Financial Information	8

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il
Israel

To:
The Shareholders of “Bezeq” the Israeli Telecommunication Corporation Ltd.

Dear Sirs,

Subject: Special auditors’ report on separate financial data according to Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970

We have audited the separate financial data presented in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” the Israeli Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of December 31, 2013 and 2012 and for each of the three years, the last of which ended December 31, 2013, which are included in the Company’s periodic report. The separate financial data are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on the separate financial data based on our audit.

We did not audit the financial statements of equity accounted investees the investment in which amounted to approximately NIS 171 million and NIS 223 million as of December 31, 2013 and 2012, respectively, and the Company's share in their profits (losses) amounted to approximately NIS (7) million, NIS 59 million and NIS (7) million for each of the three years, the last of which ended December 31, 2013. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such investees, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel.  Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial data are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial data. An audit also includes assessing the accounting principles that were used in preparing the separate financial data and the significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the separate financial data presentation.  We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of the other auditors, the separate financial data has been prepared, in all material respects, in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) - 1970.

Without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 9.

Somekh Chaikin
Certified Public Accountants (Isr.)
March 5, 2014

Separate Financial Information as at December 31, 2013

Information pertaining to the Financial Position as at December 31

		2013	2012
	Note	NIS million	NIS million
Assets
Cash and cash equivalents		237	221
Investments, including derivatives	3.1	1,129	1,071
Trade receivables	3.2	738	740
Other receivables	3.2	166	208
Inventories		7	13
Loans to investees	8.2	498	465
Assets classified as held for sale		66	44
Total current assets		2,841	2,762

Trade and other receivables	3.2	61	128
Property, plant and equipment	5	4,426	4,403
Intangible assets		334	355
Investment in investees		5,890	6,061
Loans to investees	8.2	555	1,016
Investments, including derivatives	3.1	67	67
Deferred tax assets	4.2	50	111	*
Total non-current assets		11,383	12,141
Total assets	14,224	14,903

Separate Financial Information as at December 31, 2013

		2013	2012
	Note	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	3.4	1,127	1,132
Trade payables	3.3	129	149
Other payables, including derivatives	3.3	484	493
Current tax liabilities		522	447
Provisions	9	109	139
Employee benefits		222	216	*
Dividend payable		-	969
Total current liabilities		2,593	3,545

Debentures and loans	3.4	8,926	8,630
Employee benefits		201	219	*
Other liabilities		81	54
Total non-current liabilities		9,208	8,903

Total liabilities		11,801	12,448

Equity
Share capital		3,842	3,837
Share premium		143	100
Reserves		565	608
Deficit		(2,127)	(2,090	)*
Total equity attributable to equity holders of the Company		2,423	2,455
Total liabilities and equity	14,224	14,903

Shaul Elovitch	Stella Handler	David ("Dudu") Mizrahi Mizrachi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: March 5, 2014

* Reclassified due to retrospective application of IAS 19 “Employee Benefits”, see Note 2.2

The attached notes are an integral part of the separate financial information.

Separate Financial Information as at December 31, 2013

Information pertaining to Profit or Loss for the year ended December 31

		2013	2012		2011
	Note	NIS million	NIS million		NIS million

Revenues	6	4,478	4,630		4,648

Cost of Activities
Depreciation and amortization		683	730		688
Salaries		980	1,036	*	1,076	*
General and operating expenses	7	895	1,033		1,074
Other operating expenses (income), net		(78)	(128)		139
		2,480	2,671		2,977

Operating profit		1,998	1,959		1,671
Financing expenses (income)
Financing expenses		534	581	*	533	*
Financing income		(317)	(322)		(291)
Financing expenses, net		217	259		242

Profit after financing expenses, net		1,781	1,700		1,429
Share in earnings of investees, net		400	654		1,001
Profit before income tax		2,181	2,354		2,430
Income tax	4.1	410	493	*	356	*
Profit for the year attributable to the Company's controlling shareholders		1,771	1,861		2,074

Information pertaining to Comprehensive Income for the year ended December 31

	2013	2012	2011
	NIS million	NIS million	NIS million

Profit for the year attributable to the Company's controlling shareholders	1,771	1,861	2,074

Items of other comprehensive income
Actuarial gains (losses) net of tax	17	(15)	28
Other items of comprehensive income (loss) for the year, net of tax	(11)	(12)	7
Total other comprehensive income (loss) for the year, net of tax	6	(27)	35

Profit for the year attributable to the Company's controlling shareholders	1,777	1,834	2,109

* Reclassified due to retrospective application of IAS 19 “Employee Benefits”, see Note 2.2

The attached notes are an integral part of the separate financial information.

Separate Financial Information as at December 31, 2013

Information pertaining to Cash Flows for the year ended December 31

	2013	2012	2011
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	1,771	1,861 *	2,074 *
Adjustments:
Depreciation	576	635	613
Amortization of intangible assets	107	95	75
Profits of investees accounted by
the equity method, net	(400)	(654)	(1,001)
Financing expenses, net	267	309	245 *
Capital gain, net	(161)	(150)	(181)
Share-based payment transactions	29	73	165
Income tax expenses	410	493 *	356 *
Expenses (income) for derivatives, net	(7)	-	(21)

Change in inventory	6	-	2
Change in trade and other receivables	25	(61)	95
Change in trade and other payables	40	(108)	(53)
Change in provisions	(29)	(24)	(67)
Change in employee benefits	3	(131)*	66 *

Net cash from financing activities (used for activities)
due to transactions with investees	(35)	(18)	(34)

Net income tax paid	(328)	(311)	(228)
Net cash flows from operating activities	2,274	2,009	2,106
Cash flows from investing activities
Investment in intangible assets	(86)	(136)	(167)
Proceeds from the sale of property, plant and equipment	304	300	228
Acquisition of financial assets held for trading and others	(1,486)	(2,457)	(2,850)
Proceeds from the sale of financial assets held for trading and others	1,441	2,329	1,961
Purchase of property, plant and equipment	(703)	(822)	(998)
Proceeds from disposal of investments and long-term loans	-	7	7
Increase in the rate of holding in a subsidiary	-	(77)	-
Others	23	23	28
Net cash from the investment activities with investees	1,080	1,323	507
Net cash from Investing activities (used for investing activities)	573	490	(1,284)

* Reclassified due to retrospective application of IAS 19 “Employee Benefits”, see Note 2.2

The attached notes are an integral part of the separate financial information.

Separate Financial Information as at December 31, 2013

Information pertaining to Cash Flows for the years ended December 31 (contd.)

	2013	2012	2011
	NIS million	NIS million	NIS million
Cash flow from financing activities
Issue of debentures and receipt of loans	1,360	650	5,292
Repayment of debentures and loans	(928)	(531)	(1,302)
Dividend paid	(2,830)	(3,071)	(3,155)
Interest paid	(433)	(436)	(346)
Others	-	14	20
Net cash used for financing operations of transactions with investees	-	-	(433)
Net cash from financing operations (used for financing operations)	(2,831)	(3,374)	76

Increase (decrease) in cash and cash equivalents	16	(875)	898
Cash and cash equivalents at January 1	221	1,096	198
Cash and cash equivalents at the end of the year	237	221	1,096

The attached notes are an integral part of the separate financial information

Separate Financial Information as at December 31, 2013

Notes to the Separate Financial Information as at December 31, 2013

1.	General

Below is a breakdown of financial information from the Group's consolidated financial statements as at December 31, 2013 ("the Consolidated Statements") published as part of the periodic reports, pertaining to the Company itself ("the Separate Financial Information"), presented pursuant to Regulation 9C ("the Regulation") and the Tenth Addendum to the Securities Regulations (Periodic and Immediate Reports), 1970 ("the Tenth Addendum") with respect to the separate financial information of the corporation.

The separate financial information should be read in conjunction with the Consolidated Statements.

In this Separate Financial Information -

The Company - Bezeq The Israel Telecommunication Corporation Limited

"Investee", "Group", "Subsidiary", "Interested Party" - as these terms are defined in the Company's consolidated financial statements for 2013.

2.	Significant Accounting Standards applied in the Separate Financial Information

The accounting standards specified in the Consolidated Statements were consistently applied by the Company for all the periods presented in this Separate Financial Information, including the method for classifying financial information in the consolidated statements, with the required changes:

2.1.
Presentation of the financial information

The information pertaining to the financial position, profit and loss, comprehensive income and cash flows include information included in the Consolidated Statements, which refer to the Company separately. The investment balances and results of the operations of investees are accounted using the equity method. Cash flows for ongoing activities, investment activities and financing for transactions with investees are presented separately, in net figures, under the relevant item based on the nature of the transaction.

2.2.
Retrospective Application of Accounting Standards

Since January 1, 2013, the Company has been applying the revised IAS 19 - Employee Benefits ("the Revision"). As a result of retrospective application by way of restatement of the revised IAS 19, the Group restated the Statements of Income for 2011 and 2012 while recording an increase in net profit of NIS 8 million and NIS 3 million, respectively.  The Company also recorded a decrease in equity at January 1, 2011, December 31, 2011 and December 31, 2012 in the amounts of NIS 16 million, NIS 8 million and NIS 5 million, respectively.

 Transactions between the Company and investees

2.2.1
Presentation

Intra-group balances and income and expenses arising from intra-group transactions, which were cancelled in the preparation of the Consolidated Statements, are presented separately from the balance for investees and the profit relating to investees, and are presented together with similar third party balances.

2.2.2
Measurement

Transactions carried out between the Company and its subsidiaries are measured in accordance with the recognition and measurement principles set out in the International Financial Reporting Standards ("IFRS"). These principles outline the accounting treatment for third party transactions.

Separate Financial Information as at December 31, 2013

3.	Financial Instruments

3.1.	Investments, including derivatives

	December 31, 2013	December 31, 2012
	NIS million	NIS million
Exchange Traded Notes (ETN)	999	962
Money market	100	-
Bank Deposits	30	105
Derivatives and other investments	-	4
	1,129	1,071

Investments in ETNs and monetary reserves are investments marked for trade and are presented at fair value as at the date of the financial statements. Investments in ETNs mature during 2014, The bank deposit matures in April 2014.  The balance for non-current investments at December 31, 2013 and December 31, 2012 primarily includes a deposit in a bank for providing loans to the Company's employees, its maturity has as yet not been set.

3.2.	Trade and other receivables

	Maturity dates	Unlinked	Israeli CPI linked	Total
		NIS million	NIS million	NIS million

December 31, 2013
Current assets
Trade receivables	2014	738	-	738
Other receivables	2014	42	124	166
Total current assets		780	124	904

Non-current assets
Trade and other receivables	2015-2016	50	11	61

December 31, 2012
Current assets
Trade receivables	2013	740	-	740
Other receivables	2013	51	157	208
Total current assets		791	157	948

Non-current assets
Trade and other receivables	2014-2015	82	46	128

Separate Financial Information as at December 31, 2013

3.3.	Other payables, including derivatives

	Unlinked (including non-financial items)	Israeli CPI linked	In foreign currency or linked thereto (primarily USD)	Total
	NIS million	NIS million	NIS million	NIS million
December 31, 2013
Trade payables	112	-	17	129
Other payables, including derivatives	426	58	-	484
	538	58	17	613

December 31, 2012
Trade payables	127	-	22	149
Other payables, including derivatives	424	66	3	493
	551	66	25	642

3.4.	Debentures and loans

3.4.3	Composition:

	December 31, 2013	December 31, 2012
	NIS million	NIS million
Current liabilities
Current maturities of debentures (1)	530	535
Current maturities of bank loans	597	597
	1,127	1,132
Non-current liabilities
Debentures (2)	5,474	4,581
Bank loans	3,452	4,049
	8,926	8,630

	10,053	9,762

1)	Of which NIS 185 million (NIS 183 million in 2012) are for current maturities of debentures, held by Bezeq Zahav (Holdings) Ltd. ("Bezeq Zahav"), as set out in Note 8.2 below.

2)	Of which NIS 365 million (NIS 540 million in 2012) are for debentures held by Bezeq Zahav, as set out in Note 8.2 below.

Separate Financial Information as at December 31, 2013

3.4.4	Terms and debt repayment schedule

	December 31, 2013		December 31, 2012
	Balance		Balance
	Carrying amount	Nominal value	Carrying amount	Nominal value
	NIS million	NIS million	NIS million	NIS million
Total unlinked loans at variable interest	1,981	1,981	2,306	2,306
Total unlinked loans at fixed interest	2,068	2,068	2,340	2,340
Total loans	4,049	4,049	4,646	4,646
Debentures issued to the public
Debenture Series 6-8	4,111	3,937	2,730	2,712
Total debentures issued to the public	5,592	5,130	4,680	4,303
Debentures issued to financial institutes:
CPI-linked debentures at fixed interest	12	9	36	27
Unlinked debentures at fixed interest	400	400	400	400
Total debentures issued to financial institutions	412	409	436	427

Total debentures	6,004	5,539	5,116	4,730

Total interest-bearing liabilities	10,053	9,588	9,762	9,376

For further information see Note 11 to the Consolidated Statements - Debentures, Loans and Borrowings and Note 8.2 below.

3.5.	Liquidity risk Below are contractual maturities of financial liabilities, including estimated interest payments (based on known CPI and interest rates at December 31, 2013)

	December 31, 2013
	Carrying amount	Contractual cash flows	First half of 2014	Second half of 2014	2015	2016-2018	2019 and thereafter
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Non-derivative financial liabilities

Trade payables	129	129	129	-	-	-	-
Other payables	435	435	430	5	-	-	-
Bank loans	4,049	4,668	41	696	741	2,151	1,039
Debentures issued to the public	5,592	6,411	595	83	1,142	2,264	2,327
Debentures issued to financial institutions and others	412	550	23	13	27	270	217

Financial liabilities - derivatives
Forward contracts (on the consumer price index)	17	17	6	-	5	4	2
	10,634	12,210	1,224	797	1,915	4,689	3,585

Separate Financial Information as at December 31, 2013

3.6.
Currency and CPI risks

For information regarding CPI hedging transactions that the Company carried out during 2013, see Note 28.6.1 to the Consolidated Statements. These transactions are recognized in the financial statements as cash flow hedges.

4.	Income tax expenses

4.1.	General

	Year ended December 31
	2013	2012		2011
	NIS million	NIS million		NIS million

Current tax expenses	347	380	*	335	*

Deferred tax expenses	63	113		21

Income tax expenses	410	493	*	356	*

* Reclassified due to retrospective application of IAS 19 “Employee Benefits”, see Note 2.2

4.2.	Changes during the year in recognized deferred tax assets and tax liabilities Composition of and changes in deferred tax assets and tax liabilities during the year:

	Balance at January 1, 2012	Recognized in profit or loss	Recognized in equity		Balance at December 31, 2012		Recognized in profit or loss	Recognized in equity	Balance at December 31, 2013
	NIS million	NIS million	NIS million		NIS million		NIS million	NIS million	NIS million
Employee benefit plan	276	(62)	7	*	221	*	(23)	1	199
Share-based compensation	12	(12)	-		-		32	-	32
Property, plant and equipment	(99)	(35)	-		(134)		(66)	-	(200)
Provisions and others	27	(4)	1		24		(6)	1	19
	216	(113)	8		111	*	(63)	2	50

* Reclassified due to retrospective application of IAS 19 “Employee Benefits”, see Note 2.2

Separate Financial Information as at December 31, 2013

5.	Property, plant and equipment

	2013	2012
	NIS million	NIS million
Cost or deemed cost
Balance as at January 1	16,200	16,820
Additions	690	809
Disposals including transfer to assets held for sale	(1,413)	(1,429)
Balance as at December 31	15,477	16,200

Depreciation
Balance as at January 1	11,797	12,501
Depreciation for the year	576	635
Disposals including transfer to assets held for sale	(1,322)	(1,339)
Balance as at December 31	11,051	11,797

Amortized cost as at December 31	4,426	4,403

For further information see Note 7.2 to the Consolidated Statements - Property, Plant and Equipment.

6.	Revenues

	Year ended December 31
	2013	2012	2011
	NIS million	NIS million	NIS million
Fixed-line telephony	1,971	2,254	2,393
Internet - infrastructure	1,287	1,166	1,092
Transmission and data communication	990	976	931
Other services	230	234	232
	4,478	4,630	4,648

7.	Operating and general expenses

	Year ended December 31
	2013	2012	2011
	NIS million	NIS million	NIS million
Interconnectivity and payments to communications operators	220	281	314
Marketing and general expenses	186	159	194
Terminal equipment and materials	90	111	89
Maintenance of buildings and sites	233	245	247
Services and maintenance by sub-contractors	64	73	76
Vehicle maintenance expenses	76	83	78
Royalties and others	26	81	76
	895	1,033	1,074

Separate Financial Information as at December 31, 2013

8.	Substantial Agreements and Material Transactions with Investees

For a list of entities directly held by the Company and additional information pertaining to subsidiaries held directly and indirectly by the Company, and for information pertaining to equity-accounted investees see Note 10 to the Consolidated Statements – Investees.

8.1.	Financial Guarantees

8.1.1	For information pertaining to guarantees that the Company provided for borrowings from banks for investees, see Note 10.2 to the Consolidated Statements – Investees.

8.1.2	For information pertaining to guarantees and liens provided by the Company to various entities, see Note 17 to the Consolidated Statements - Securities, Liens and Guarantees.

8.2.	Loans

 Loans from investees

8.2.5
8.2.1 In 2004, Bezeq Zahav acquired debentures Series 5 issued by the Company. The par value balance held by Bezeq Zahav at December 31, 2013 amounted to NIS 440 million. These debentures are repayable in six equal annual installments in each of the years 2011 through 2016. The interest rate set for these debentures is 5.3% per annum. The purchase was made through a loan from the Company which is at the same terms as those of the debentures.

 Loans to investees

8.2.6	8.2.2 Below is the breakdown the loan balances provided to investees:

	December 31, 2013	December 31, 2012
	NIS million	NIS million

Short-term loans and current maturities
Bezeq Zahav	185	183
Pelephone	220	222
Bezeq International	88	48
Bezeq On Line	-	12
Walla	5	-
	498	465

Non-current liabilities
Bezeq Zahav	365	540
Pelephone	-	308
Bezeq International	112	160
Bezeq On Line	25	8
Walla	53	-
	555	1,016

	1,053	1,481

Separate Financial Information as at December 31, 2013

Below are the terms of the loans provided to investees (as presented in the Statement of Financial Position):

	Balance
	In NIS millions	Maturity dates	Number of installments	Interest rate range
Bezeq Zahav (*)	550	2011-2016	6	5.3%
Pelephone
	220	2014	1	5.7%
Bezeq International
	96	2012-2016	5	5.1%
	64	2013-2017	5	4.68%-4.7%
	40	2014	1	4.1%
Bezeq On Line
	25	2015-2023	9	4.86%
Walla
	58	2013-2019	5	4.68%

	1,053

(*)	Loan linked to CPI. For further information regarding the loan that the Company provided to Bezeq Zahav with respect to debentures Series 5, see section 8.2.1 above.

8.2.3	For further information regarding loans that the Company provided to DBS, see Note 10.1.4 to the Consolidated Statements - Investees.

8.3.	Service provision agreements

As the Company and its investees are communications providers, they are engaged in agreements and arrangements for providing and receiving various services in the communications sector, such as:

Transmission agreements, interconnectivity arrangements, billing agreements, various agreements regulating the communications services jointly provided by two companies, maintenance of telecommunication equipment, marketing arrangements, agreements to acquire telecommunication equipment, rental agreements (primarily for communications installations), collaboration agreements and publication on web sites of investees, management service agreements, etc.

The terms of the foregoing service agreements were set in accordance with generally accepted tariffs for this type of service.

Separate Financial Information as at December 31, 2013

  Below is the breakdown of the volume of transactions and carrying balances:

	Year ended December 31
	2013	2012	2011
	NIS million	NIS million	NIS million
Transactions

Revenues
Pelephone	155	162	158
Bezeq International	118	120	113
DBS	4	6	3
Other	3	3	3
Total	280	291	277

	Year ended December 31
	2013	2012	2011
	NIS million	NIS million	NIS million
Expenses
Pelephone	56	80	82
Bezeq International	19	13	21
DBS	1	-	-
Other	2	10	13
Total	78	103	116

	December 31	December 31
	2013	2012
	NIS million	NIS million
Debt Balances (liabilities) due to the Company
Pelephone	27	19
Bezeq International	1	7
DBS	27	31
Other	(1)	(2)
Total	54	55

  For further information, see Note 27 to the Consolidated Statements - Transactions with Interested and Related Parties

8.4.	Dividends

  For information pertaining to dividends that the Company received from investees, see Note 10.2.3 to the Consolidated Statements.

9.	Contingent liabilities

Legal claims were filed against the company during normal course of business. There are also various judicial proceeding which stand against the company.(“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 109 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of December 31, 2013 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 1.4 billion. Of this amount, NIS 374 million is for a claim filed against the Company and other telecommunication associates without specifying the portion of the amount claimed from each of the plaintiffs. In addition, there is further exposure in the amount of NIS 149 million for claims which the company cannot assess the chance of their success  at this stage. All the foregoing amounts are linked to the consumer price index and are before the addition of interest.

Separate Financial Information as at December 31, 2013

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to reporting date, claims for which exposure amounted to NIS 56 million were concluded.

For further information pertaining to contingent liabilities see Note 15 to the Consolidated Statements - Contingent Liabilities.

10.	Subsequent events

1.	On February 19, 2014 the board of directors of Pelephone resolved to distribute a dividend to the Company in the amount of NIS 206 million in May 2014.

2.	On February 18, 2014 the board of directors of Bezeq International resolved to distribute a dividend to the Company in the amount of NIS 77 million in May 2014.